Filed Pursuant to Rule 424(b)(2)
Registration No. 333-179186

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 5, 2012

Preliminary Pricing Supplement To Prospectus dated February 2, 2012 and Prospectus Supplement dated February 2, 2012

United Mexican States

U.S. $80,000,000,000 Global Medium-Term Notes, Series A

Due Nine Months or More From Date of Issue

U.S. $— —% Global Notes due 2044

The notes will mature on —, 2044. Mexico will pay interest on the notes on — and — of each year, commencing —, 2012. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated February 2, 2012, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per note		—%		—%		—%
Total	U.S. $	—	U.S. $	—	U.S. $	—

(1)	Plus accrued interest, if any, from March —, 2012.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about March —, 2012.

Joint Lead Managers

Citigroup	HSBC

March —, 2012

Pricing Supplement

About this Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Recent Developments	PS-8
Plan of Distribution	PS-17
Notice to Canadian Residents	PS-22

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-31
Glossary	S-38
Annex A – Form of Pricing Supplement	A-1

Prospectus
About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated February 2, 2012, relating to Mexico’s U.S. $80,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated February 2, 2012 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING, CITIGROUP GLOBAL MARKETS LIMITED (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE DISCONTINUED AT ANY TIME. STABILIZATION ACTIVITIES IN THE UNITED KINGDOM, IF ANY, MUST BE BROUGHT TO AN END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED FEBRUARY 2, 2012 ISSUED BY MEXICO.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $—, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $—. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $—

Issue Price:	—%, plus accrued interest, if any, from March —, 2012

Issue Date:	March —, 2012

Maturity Date:	—, 2044

Specified Currency:	U.S. dollars

Authorized Denominations:	U.S. $2,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate:	—% per year, accruing from March —, 2012

Interest Payment Dates:	Semi-annually on — and — of each year, commencing on —, 2012

Regular Record Dates:	The — or — of each year preceding the relevant interest payment date

Optional Redemption:

☒  Yes            ☐  No

Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus — basis points over (ii) the principal amount of the notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. or their respective affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as below defined) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☐ Yes ☒ No

Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	—

ISIN:	—

Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated February 2, 2012.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2010. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 3.9% in real terms during 2011, as compared with 2010. The utilities sector grew by 5.5%; the construction sector grew by 4.8%; the manufacturing sector grew by 5.1%; the wholesale and retail trade sector grew by 7.6%; the transportation and warehousing sector grew by 3.5%; the information sector grew by 6.6%; the finance and insurance sector grew by 4.8%; the real estate, rental and leasing sector grew by 2.1%; professional, scientific and technical services grew by 5.9%; management of companies and enterprises grew by 5.7%; administrative support, waste management and remediation services grew by 4.3%; education services grew by 1.5%; health care and social assistance grew by 1.6%; arts, entertainment and recreation grew by 6.4%; accommodation and food services grew by 2.6%; and other services (except public administration) grew by 4.0%, each in real terms as compared to 2010. The agriculture, forestry, fishing and hunting sector decreased by 0.6%; the mining sector decreased by 2.3%; and public administration decreased by 0.8%, each in real terms during 2011, as compared to 2010.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector(1)

	2006	2007	2008	2009	2010	2011(1)
GDP (constant 2003 prices)	5.2%	3.3%	1.2%	(6.1)%	5.5%	3.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.2)	2.8	(0.6)
Secondary Activities:
Mining	1.4	(0.2)	(1.7)	(2.9)	1.1	(2.3)
Utilities	12.2	3.7	(2.3)	2.0	10.3	5.5
Construction	7.8	4.4	3.1	(7.3)	0.0	4.8
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.7	5.1
Tertiary activities:
Wholesale and retail trade	6.5	5.0	0.9	(14.1)	13.7	7.6
Transportation and warehousing	5.8	3.7	0.0	(6.5)	7.5	3.5
Information	10.7	11.6	8.0	0.8	1.6	6.6
Finance and insurance	16.3	13.9	12.8	(4.5)	12.3	4.8
Real estate, rental and leasing	4.1	3.1	3.0	(1.6)	1.9	2.1
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(1.0)	5.9
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	5.5	5.7
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.6	4.3
Education services	0.1	1.9	0.8	0.5	0.1	1.5
Health care and social assistance	7.8	2.5	(1.5)	0.8	0.8	1.6
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	6.0	6.4
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.2	2.6
Other services (except public administration)	3.3	3.9	0.7	(1.1)	0.7	4.0
Public administration	0.1	1.7	1.1	4.8	2.6	(0.8)

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.

Source: National Institute of Statistics and Geography.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for 2011 was 3.8%, 0.6 percentage points lower than during 2010.

Consumer inflation for the month ended January 31, 2012 was 0.7%, 0.2 percentage points higher than during the same period of 2011.

Unemployment Rate

At December 31, 2011, the unemployment rate was 4.5%, as compared to an unemployment rate of 4.9% at December 31, 2010.

At January 31, 2012, the unemployment rate was 4.9%, as compared to an unemployment rate of 4.5% at December 31, 2011.

Interest Rates

During the first two months of 2012, interest rates on 28-day Treasury bills (Cetes) averaged 4.3% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.1% and on 91-day Cetes of 4.4% during the same period of 2011. On March 1, 2012, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.4%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the preliminary unaudited financial information of PEMEX for the year ended December 31, 2011, PEMEX’s total revenues increased by 21.6%, from Ps. 1,282.1 billion during 2010 to Ps. 1,558.4 billion in 2011. This increase resulted primarily from higher international prices of hydrocarbons, which were partially offset by a decrease in the volume of crude oil exports. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 13.9% during 2011, from Ps. 683.9 billion in 2010 to Ps. 779.2 billion in 2011, primarily due to higher prices for domestic products sold, including gasoline, diesel, fuel oil, jet fuel and asphalt, as well as increases in domestic sales of premium gasoline, diesel, fuel oil, jet fuel and asphalt. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 30.4% in peso terms, from Ps. 592.9 billion in 2010 to Ps. 772.9 billion in 2011, primarily due to higher crude oil prices, which were partially offset by a 1.7% decrease in the volume of crude oil exports during 2011.

In 2011, PEMEX reported a net loss of Ps. 91.5 billion (U.S. $6.5 billion) on Ps. 1,558.4 billion in total revenues, as compared to a net loss of Ps. 45.0 billion on Ps. 1,282.1 billion in total revenues in 2010. This increase in net loss is primarily explained by a Ps. 79.7 billion increase in the loss associated with comprehensive financing result in 2011, primarily due to greater unrealized losses on financial instruments and an increase in foreign exchange losses due to a greater depreciation of the peso against the U.S. dollar in 2011, and a Ps. 221.9 billion increase in PEMEX’s taxes and duties, which was largely due to higher international oil prices.

Financial System

Central Bank and Monetary Policy

During 2011, the M1 money supply increased by 9.4% in real terms, as compared with 2010. This increase was driven by higher amounts of bills and coins held by the public and increases in checking account deposits. The amount of bills and coins held by the public at December 31, 2011 was 7.0% greater in real terms than at December 31, 2010, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2011 was 13.4% greater in real terms than the amount of checking account deposits at December 31, 2010.

At January 31, 2012, the M1 money supply was 9.9% greater in real terms than the level at January 31, 2011. The amount of bills and coins held by the public at January 31, 2012 was 6.8% greater in real terms than at January 31, 2011, while the aggregate amount of checking account deposits denominated in pesos at January 31, 2012 was 14.6% greater in real terms than at January 31, 2011.

At December 31, 2011, financial savings were 12.2% greater in real terms than financial savings at December 31, 2010. Savings generated by Mexican residents were 7.7% greater in real terms and savings generated by non-residents were 49.9% greater in real terms than their respective levels at December 31, 2010.

At January 31, 2012, financial savings were 13.3% greater in real terms than financial savings at January 31, 2011. Savings generated by Mexican residents increased by 8.0% and savings generated by non-residents increased by 58.9%, in each case in real terms and as compared to their respective levels at January 31, 2011.

At February 29, 2012, the monetary base totaled Ps. 711.4 billion, a 6.8% nominal decrease from the level of Ps. 763.5 billion at December 31, 2011.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced from 8.25% to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. At March 1, 2012, the minimum overnight funding rate remained at 4.50%.

Banking Supervision and Support

At December 31, 2011, the total amount of past-due loans of commercial banks was Ps. 60.9 billion, as compared to Ps. 49.7 billion at December 31, 2010. At December 31, 2011, the total loan portfolio of the banking system was 11.5% greater in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.5% at December 31, 2011, as compared to a ratio of 2.3% at December 31, 2010. The amount of loan loss reserves held by commercial banks totaled Ps. 115.5 billion at December 31, 2011, as compared to Ps. 99.4 billion at December 31, 2010. At this level, commercial banks had reserves covering 189.6% of their past-due loans at December 31, 2011, exceeding the minimum reserve level of 45%.

The Securities Market

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index or IPC) based on a group of the 35 most actively traded shares. At December 30, 2011, the IPC stood at 37,077.52 points, representing a 3.8% decrease from the level at December 31, 2010. At February 29, 2012, the IPC stood at 37,816.69 points, representing a 2.0% increase from the level at December 30, 2011.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2011, Mexico registered a trade deficit of U.S. $1.2 billion, as compared with a trade deficit of U.S. $3.0 billion for 2010. Merchandise exports increased by 17.2% during 2011, to U.S. $349.7 billion, as compared to U.S. $298.5 billion for 2010. During 2011, petroleum exports increased by 35.3%, while non-petroleum exports increased by 14.2%, each as compared with the petroleum and non-petroleum export totals, respectively, in 2010. Exports of manufactured goods, which represented 79.7% of total merchandise exports, increased by 13.4% during 2011, as compared with exports of manufactured goods during 2010.

According to preliminary figures, during 2011, total imports increased by 16.4%, to U.S. $350.8 billion, as compared to U.S. $301.5 billion for 2010. During 2011, imports of intermediate goods increased by 14.9%, imports of capital goods increased by 15.8% and imports of consumer goods increased by 25.0%, in each case as compared to 2010.

According to preliminary figures, during the first month of 2012, Mexico registered a trade deficit of U.S. $0.3 billion, as compared with a trade surplus of U.S. $0.1 billion for the same period of 2011. Merchandise exports increased by 10.5% during the first month of 2012, to U.S. $27.3 billion, as compared to U.S. $24.7 billion for the same period of 2011.

During the first month of 2012, petroleum exports increased by 3.6%, while non-petroleum exports increased by 12.0%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2011. Exports of manufactured goods, which represented 77.7% of total merchandise exports, increased by 11.0% during the first month of 2012, as compared with exports of manufactured goods during the same period of 2011.

According to preliminary figures, during the first month of 2012, total imports increased by 12.3%, to U.S. $27.5 billion, as compared to U.S. $24.5 billion for the same period of 2011. During the first month of 2012, imports of intermediate goods increased by 13.5%, imports of capital goods increased by 14.3% and imports of consumer goods increased by 5.3%, in each case as compared to the same period of 2011.

Exchange Controls and Foreign Exchange Rates

During the first two months of 2012, the average peso/dollar exchange rate was Ps. 13.1005 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on March 1, 2012 (which took effect on the second business day thereafter) was Ps. 12.7764 = U.S. $1.00.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México will conduct an auction of U.S. $400 million each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through March 2, 2012, there were no bids submitted in these daily auctions.

As of December 30, 2011, Mexico’s international reserves totaled U.S. $142.5 billion, an increase of U.S. $28.9 billion as compared to international reserves as of December 31, 2010. As of December 31, 2011, the net international assets of Banco de México totaled U.S. $149.2 billion, an increase of U.S. $28.6 billion as compared to net international assets as of December 31, 2010.

At February 24, 2012, Mexico’s international reserves totaled U.S. $148.0 billion, an increase of U.S. $5.5 billion as compared to international reserves at December 30, 2011. At February 24, 2012, the net international assets of Banco de México totaled U.S. $154.2 billion, an increase of U.S. $5.0 billion as compared to net international assets at December 30, 2011.

Balance of International Payments

According to preliminary figures, during 2011, Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $8.8 billion, as compared to a deficit of U.S. $3.1 billion, or 0.3% of GDP, for 2010. The capital account registered a surplus of U.S. $52.7 billion in 2011, as compared to a surplus of U.S. $41.0 billion in 2010. Foreign investment in Mexico totaled U.S. $44.8 billion during 2011, as compared to U.S. $44.0 billion during 2010, and was composed of direct foreign investment inflows totaling U.S. $19.4 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $25.4 billion.

Public Finance

Revenues and Expenditures

According to preliminary figures, during 2011, the public sector balance registered a deficit of Ps. 355.5 billion in nominal pesos, or 2.5% of GDP, as compared to a deficit of Ps. 370.5 billion in nominal pesos, or 2.8% of GDP, registered during 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 88.3 billion, or 0.6% of GDP, during 2011, as compared to a deficit of Ps. 102.0 billion, or 0.8% of GDP, during 2010.

In 2011, public sector budgetary revenues totaled Ps. 3,269.6 billion in nominal pesos, a 6.8% increase in real terms as compared to 2010. This increase is mainly explained by a 9.3% increase in oil revenues and a 5.7% increase in non-oil tax revenues, each in real terms as compared to 2010.

According to preliminary figures, during 2011, crude oil revenues increased by 9.3% in real annual terms as compared to 2010, primarily as a result of a 39.3% increase in the price of crude oil exports, which was partially offset by a 1.0% decrease in crude oil production. Non-oil tax revenues increased by 5.7% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and the overall economic recovery.

According to preliminary figures, during 2011, net public sector budgetary expenditures increased by 5.3% in real terms as compared to 2010. During 2011, public sector financing costs increased by 3.6% in real terms as compared to 2010, mainly as a result of increased borrowings to finance the approved public deficit. Public sector financing costs as a percentage of GDP declined from 2.0% of GDP in 2010 to 1.9% in 2011.

At December 31, 2011, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 11.0 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.6 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 27.0 billion.

2012 Budget

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012, the 2012 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012, the 2012 Expenditure Budget) to Congress for approval. The 2012 Revenue Law and the 2012 Expenditure Budget were approved on October 27, 2011 and November 15, 2011, and were published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 16, 2011 and December 12, 2011 respectively (together, the 2012 Budget).

The 2012 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provides for a public sector budget deficit of 2.4% of GDP.

The 2012 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,310.5 billion, a 4.7% increase in real terms as compared to public sector budgetary revenues estimated for the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Revenue Law for 2011). The Government estimates that expenditures will total Ps. 3,405.7 billion during 2012 (excluding estimated physical investment expenditures by PEMEX totaling Ps. 301.2 billion), a 4.4% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Expenditure Budget for 2011 and, together with the Federal Revenue Law for 2011, the 2011 Budget).

The 2012 Budget allows the Government to increase expenditures for social development by 6.4%, national security by 9.4% and science, technology and innovation by 18.6%, each as compared to the amounts budgeted for 2011.

The preliminary results for 2010 and 2011, as well as the budget assumptions and targets for the 2011 Budget and the 2012 Budget, are presented below.

2010 and 2011 Results;

2011 Budget and 2012 Budget Assumptions and Targets

	2010 Results(1)		2011 Budget(5)		2011 Results(2)		2012 Budget(6)
Real GDP growth (%)		5.5%		3.8%		3.9%		3.3%
Increase in the national consumer price index (%)		3.6%		3.0%		3.8%		3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $	72.33	U.S. $	65.40 (3)	U.S. $	101.00	U.S. $	84.90 (3)
Current account deficit as % of GDP		0.5%		n.a.		0.8%		n.a.
Average exchange rate (Ps./U.S.$1.00)		12.6		12.9		12.4		12.8
Average rate on 28-day Cetes (%)		4.4%		5.0%		4.2%		4.6
Public sector balance as % of GDP(4)		(0.8%)		(0.5%)		(0.6%)		(0.4%)
Primary balance as % of GDP(4)		1.2%		n.a.		1.3%		n.a.

Note:	n.a. = not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Government entered into agreements to hedge oil prices in order to isolate the 2011 Budget and 2012 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2011 and Federal Revenue Law for 2012.
(4)	Excluding physical investments by PEMEX.
(5)	2011 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (General Economic Policy Guidelines for 2011) published in September 2010 and in the Programa Económico 2011 (Economic Program for 2011) published in November 2010, as modified by the 2011 Budget adopted by Congress.
(6)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) published in September 2011 and in the Programa Económico 2012 (Economic Program for 2012) published in November 2011, as modified by the 2012 Budget adopted by Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at December 31, 2011, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at December 31, 2011, the net internal debt of the Government totaled Ps. 3,129.5 billion (including liabilities associated with the public sector pension reform law of Ps. 171.9 billion), an 11.4% increase in nominal terms as compared to the Ps. 2,808.9 billion outstanding at December 31, 2010. At December 31, 2011, according to preliminary figures, the gross internal debt of the Government totaled Ps. 3,197.7 billion, a 10.7% increase in nominal terms as compared to the Ps. 2,888.3 billion of gross internal debt outstanding at December 31, 2010. Of the total gross internal debt of the Government at December 31, 2011, Ps. 349.8 billion represented short-term debt and Ps. 2,847.9 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. The Government’s financing costs on internal debt totaled Ps. 193.4 billion during 2011, an increase of 7.4% as compared to 2010.

During 2011, the average maturity of the Government’s internal debt increased by 0.41 years, from 7.20 years at December 31, 2010 to 7.61 years at December 31, 2011.

At December 31, 2011, the gross internal debt of the public sector including the recognition of Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) totaled Ps. 3,446.8 billion, as compared to Ps. 3,080.9 billion outstanding at December 31, 2010. The following table summarizes the net internal public debt of the Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,
	2006		2007		2008		2009		2010		2011(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps.2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%
Cetes	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3
Floating Rate Bonds	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3
Inflation-Linked Bonds	155.3	9.3	235.3	12.4	334.9	14.0	430.6	15.9	647.2	22.4	779.1	24.4
Fixed Rate Bonds	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5
Other	102.9	6.2	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.9

Total Gross Debt	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps.2,702.8	100.0%	Ps. 2,888.3	100%	Ps. 3,197.7	100%

Net Debt
Financial Assets(3)	(125.7)		(107.9)		(68.6)		(231.4)		(79.4)		(68.2)

Total Net Debt	Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,129.5

Gross Internal Debt/GDP		15.6%		16.1%		19.8%		21.4%		20.9%		21.3%
Net Internal Debt/GDP		14.4%		15.2%		19.2%		19.6%		20.3%		20.9%

Note:	Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 720.7 billion at December 30, 2011. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund (IMF) or the debt of the IPAB.

According to preliminary figures, at December 31, 2011, outstanding public sector gross external debt totaled U.S. $116.4 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $113.7 billion represented long-term debt and U.S. $2.8 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2011 represented approximately 32.6% of nominal GDP, 1.6 percentage point higher than at December 31, 2010.

According to preliminary figures, at December 31, 2011, commercial banks held approximately 17.0% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 23.6%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 59.2%; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $	39,330	U.S. $7,046	U.S. $7,545	U.S. $53,921	U.S. $845	U.S. $54,766
2007		40,114	7,745	6,576	54,435	920	55,355
2008		39,997	9,782	5,885	55,664	1,275	56,939
2009		47,350	41,048	6,202	94,600	1,754	96,354
2010(4)		56,168	45,536	6,385	108,089	2,339	110,428
2011(4)		60,590	47,436	5,625	113,651	2,769	116,420

By Currency(3)

	At December 31,
	2006		2007		2008		2009		2010		2011(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2011), (b) external borrowings by the public sector after December 31, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offering

On January 6, 2012, Mexico issued U.S. $2 billion of its 3.625% Global Notes due 2022. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 3.706%.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of notes listed opposite their names below. The terms agreement, dated as of March —, 2012, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes

Citigroup Global Markets Inc.	U.S. $	—
HSBC Securities (USA) Inc.		—

Total	U.S. $	—

Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.

The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

In order to facilitate the offering of the notes, the managers (or, in the United Kingdom, Citigroup Global Markets Limited) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time. These transactions may be effected in the over-the-counter market or otherwise.

The managers and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.

In the ordinary course of their various business activities, the managers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The managers and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

European Economic Area

In relation to each member state of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a)    in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)    at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c)    at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant manager or managers nominated by Mexico for any such offer; or

(d)    at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes to the public shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each manager has represented and agreed that:

1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy

Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Financial Services Act”) unless an exception applies. Therefore, each manager has acknowledged and agreed that the notes may only be offered, transferred or delivered within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 2 paragraph (e) of the Prospectus Directive as implemented by Article 34-ter of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Financial Services Act and Article 34-ter of the Issuers Regulation.

Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Financial Services Act, the Issuers Regulation, CONSOB Regulation No. 16190 of October 29, 2007 and Legislative Decree No. 385 of September 1st, 1993 (the “Banking Law”), all as amended; (ii) in compliance with Article 129 of the Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Financial Services Act and Article 34-ter, of the Issuers Regulation is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Article 100-bis of the Financial Services Act affects the transferability of the notes in Italy to the extent that any placement of notes is made solely with qualified investors and such notes are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placement. Should this occur without the publication of a prospectus, and outside of the application of one of the exemptions referred to above, retail purchasers of notes may have their purchase declared void and claim damages from any intermediary which sold them the notes.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $—, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately

U.S. $—.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the several managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Mexico prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to Mexico and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this pricing supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against Mexico in the event that this pricing supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Mexico. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, Mexico will have no liability. In the case of an action for damages, Mexico will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

111 Wall Street, 5th Floor

New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT
KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS
As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.